UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

Argo Blockchain plc

(Translation of registrant’s name into English)

Eastcastle House

27/28 Eastcastle Street

London W1W 8DH

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Transactions Contemplated by Restructuring Plan

On December 11, 2025, a Restructuring Plan under Part 26A of the Companies Act 2006 (the “Restructuring Plan”) with respect to Argo Blockchain plc (the “Company”) became effective after being sanctioned by the High Court of Justice, Business and Property Courts of England and Wales. On December 15, 2025, the Restructuring Plan was implemented (the “Implementation Date”) and the transactions contemplated by the Restructuring Plan, described below, were consummated (the “Restructuring”).

Growler Transactions

As a result of the Restructuring, among other things, the Company issued 25,250,464,800 ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”) to JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), against which the Depositary issued 11,690,030 restricted American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), to Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC (“Growler”) in exchange for Growler’s contributions under the Restructuring Plan, which included (i) the release of all claims under the secured loan facility in the amount of $7.7 million previously provided by Growler to the Company, (ii) pursuant to the Exchange Agreement (as defined below), the transfer of certain cryptocurrency mining and other assets valued in the amount of $23.8 million to the Company via the transfer of Growler’s wholly owned subsidiary holding such assets, and (iii) pursuant to the Subscription Letter (as defined below), a cash contribution to the Company in the amount of $3.5 million to support the Company’s post-implementation operations. The restricted ADSs, represented by restricted ADRs, are subject to transfer limitations under U.S. securities laws and the terms of that certain Restricted Issuance Agreement, dated December 15, 2025, by and between the Company and the Depositary.

In connection with the Restructuring Plan, (i) the Ordinary Shares were delisted from the London Stock Exchange and are quoted on a matched bargain share dealing facility with JP Jenkins for a period of six months, and (ii) Ralfe Hickman, Growler’s director nominee, was elected to the Company’s board of directors. Following the Implementation Date, Growler beneficially owns approximately 87.5% of the Company’s outstanding Ordinary Shares through an aggregate of 11,690,030 restricted ADSs, represented by restricted ADRs. The individual issuances that compose this aggregate issuance are further detailed below.

Release of Claims under Secured Loan Facility

In connection with the implementation of the Restructuring Plan, on December 12, 2025, Growler released all claims under the secured loan facility in the amount of $7.7 million previously provided by Growler to the Company under the Restructuring Plan, and in exchange the Company issued 5,555,102,256 Ordinary Shares to the Depositary in favor of Growler against which the Depositary issued 2,571,807 restricted ADSs, represented by restricted ADRs, to Growler.

Exchange Agreement

In connection with the implementation of the Restructuring Plan, on December 12, 2025, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Growler and its wholly owned subsidiary, Growler USCo, Inc. (“USCo”), which holds certain cryptocurrency mining and other assets valued at $23.8 million. Pursuant to the Exchange Agreement, Growler agreed to transfer all issued and outstanding shares of common stock of USCo to the Company, resulting in USCo becoming a wholly owned subsidiary of the Company. In exchange, the Company issued 17,170,316,064 Ordinary Shares to the Depositary in favor of Growler against which the Depositary issued 7,949,220 restricted ADSs, represented by restricted ADRs, to Growler.

Subscription Agreement

In connection with the implementation of the Restructuring Plan, on December 12, 2025, the Company entered into a Subscription Letter (the “Subscription Letter”) with Growler. Pursuant to the Subscription Letter, Growler paid a subscription price of $3.5 million to the Company in exchange for its issuance of 2,525,046,480 Ordinary Shares to the Depositary in favor of Growler, against which the Depositary issued 1,169,003 restricted ADSs, represented by restricted ADRs, to Growler.

Noteholder Exchange

As a result of the Restructuring, the Company issued 2,885,766,520 Ordinary Shares to the Depositary, against which the Depositary issued 1,335,980 ADSs, represented by ADRs, for allocation among the Company’s noteholders (the “Noteholders”) upon the redemption and mandatory exchange of the Company’s 8.75% senior notes due 2026 (the “Notes”). The ADSs, represented by ADRs, are subject to the terms of that certain Amended and Restated Deposit Agreement, dated December 12, 2025, by and between the Company and the Depositary (the “Deposit Agreement”).

Following the Implementation Date, the Noteholders own approximately 10% of the Company’s outstanding Ordinary Shares through ADSs, represented by ADRs. In connection with the Restructuring Plan, the Notes will be delisted from the Nasdaq Stock Market LLC.

Stockholders’ Equity

As of the date hereof, and after giving effect to the Restructuring, the Company’s stockholders’ equity is substantially above $10 million.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Exchange Agreement, dated as of December 12, 2025, by and between the Company, Growler, and USCo.

10.2	Subscription Letter, dated as of December 12, 2025, by and between the Company and Growler.

10.3	Deposit Agreement, dated as of December 12, 2025, by and between the Company, the Depositary and the other parties thereto.

99.1	Restructuring Plan, effective as of December 11, 2025, by and between the Company, Growler, the Noteholders, and the Shareholders (as defined therein) (attached as a Schedule to the Order of the High Court of Justice, Business and Property Courts of England & Wales, Insolvency and Companies List (Ch D), before the Honourable Mr. Justice Hildyard on 8 and 10 December, in the Matter of Argo Blockchain plc and in the Matter of the Companies Act 2006).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGO BLOCKCHAIN PLC
Date: December 18, 2025
	By:	/s/ Justin Nolan
	Name:	Justin Nolan
	Title:	Chief Executive Officer